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                                                               EXHIBIT 99.(a)(9)


December 9, 1996
Jericho, New York

FOR IMMEDIATE RELEASE .... RALEIGH EXTENDS TENDER OFFER

       Raleigh Capital Associates L.P. has extended the expiration date of its offer to purchase up to approximately 22% of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners
L.P. at $500 per interest until 12:00 Midnight, New York City time, on Thursday, December 19, 1996. Approximately 20,700 Units have been deposited pursuant to Raleigh's offer as of December 9, 1996.

       For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.